SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

PAXSON COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

Class A Common Stock

704231 10 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Anthony L. Morrison
Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
David L. Perry, Jr.
Holland & Knight LLP
625 Flagler Drive, Suite 700
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,884,214.00	$817.35

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 7,305,300 shares of common stock of Paxson Communications Corporation having an aggregate value of $8,884,214 as of December 10, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

**	Previously paid.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $817.35
Form or Registration No.: 005-46760
Filing party: Paxson Communications Corporation
Date filed: December 23, 2002

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO originally filed by Paxson Communications Corporation (“Paxson”) on December 23, 2002, as amended to date (the “Schedule TO”), and reports the final results of Paxson’s offer to exchange certain options (the “Eligible Options”) to purchase shares of its Class A common stock (“Common Stock”) with an exercise price of $7.25 per share or higher. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as set forth below, the information contained in the Schedule TO remains unchanged.

2

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The offer expired at 5:00 p.m., Eastern Standard Time, on January 22, 2003, and was not extended. Pursuant to the Offer to Exchange, Paxson accepted for exchange Eligible Options to purchase an aggregate of 7,274,500 shares of Common Stock that were validly tendered and not withdrawn. In exchange for the Eligible Options that were tendered pursuant to the Offer to Exchange, Paxson granted new options under Paxson’s 1998 Stock Incentive Plan, as amended, to purchase, subject to the terms of the offer, an aggregate of 3,637,253 shares of Common Stock.

3

Item 12. Exhibits.

     (a)  (1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.*

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.*

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).*

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).*

(5) Notice To Change Election.*

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.*

     (b)  Not applicable.

     (d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.*

6

     (g)  Not applicable.

     (h)  Not applicable.

*  Previously filed.

7

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

PAXSON COMMUNICATIONS CORPORATION

/s/ Lowell W. Paxson

Lowell W. Paxson Chairman and Chief Executive Officer

Date: January 23, 2003

8

INDEX TO EXHIBITS

(a)	(1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.*

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.*

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).*

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).*

(5) Notice To Change Election.*

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.*

(b)  Not applicable.

(d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.*

(g)  Not applicable.

(h)  Not applicable.

*  Previously filed.